Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Ended
	September 30,	December 31,	December 31,	September 30,	September 30,
	2009	2008	2007	2009	2008

Earnings: (1)
Net income (2)	$102,242	$111,136	$106,506	$71,495	$80,389
Income taxes	58,544	67,560	66,741	40,566	49,582
Equity in (income) losses of equity investees, net of distributions	-	-	-	-	-
Fixed Charges (See below) (3)	79,945	80,611	81,145	59,127	59,793
Less: Preferred stock dividend	-	-	-	-	-
Total adjusted earnings	$240,731	$259,307	$254,392	$171,188	$189,764
Fixed charges: (3)
Total interest expense	$79,190	$79,877	$80,576	$58,871	$59,558
Interest component of rents	755	734	569	256	235
Preferred stock dividend	-	-	-	-	-
Total fixed charges	$79,945	$80,611	$81,145	$59,127	$59,793

Ratio of earnings to fixed charges	3.0	3.2	3.1	2.9	3.2